Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
("DRDGOLD" or the "Company" or the "Group")

TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2020

In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied, with a reasonable degree of certainty, that the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising its results for the six months ended 31 December 2020 ("Current Reporting Period") and shareholders are accordingly advised that the Company has reasonable certainty that it will report earnings per share ("EPS") and headline earnings per share ("HEPS") of between 106.2 cents and 115.8 cents per share compared to EPS and HEPS of 48.5 cents and 48.4 cents per share for the previous corresponding period, respectively.

The expected increases in EPS and HEPS for the Current Reporting Period compared to the previous corresponding period are due mainly to movements in, inter alia, the following items:

1.	Revenue

Revenue increased by R866.0 million, or 41%, to R2,977.4 million (2019: R2,111.4 million).

Ergo Mining Proprietary Limited's ("Ergo") revenue increased by R679.1 million to R2,268.7 million (2019: R1,589.6 million), due mainly to a 42% increase in the Rand gold price received as well as a 1% increase in gold sold. Volume throughput increased by 3% to mitigate a 3% decrease in yield due mainly to the previously reported depletion of high-grade reserves available to the Knights plant.

Far West Gold Recoveries' ("FWGR") revenue increased by R186.9 million to R708.7 million (2019: R521.8 million) due mainly to a 42% increase in the Rand gold price received. Gold sold decreased by 5%, a result of a 6% decrease in yield to 0.232g/t from 0.248g/t as reclamation progressed towards the lower-grade central portion of the Driefontein No 5 dump.

2.	Cash operating costs

The impact of the increase in revenue on earnings and headline earnings was moderated by an increase in cash operating costs of R141.5 million, or 10%, to R1,518.8 million (2019: R1,377.3 million).

At Ergo, cash operating costs increased by R116.8 million, or 10%, to R1,316.9 million (2019: R1,200.1 million) due both to the 3% increase in volume throughput and an increase in the use of reagents.

At FWGR, cash operating costs increased by R24.7 million, or 14%, to R201.9 million (2019: R177.2 million) as a result of increased costs associated with milling, which was not operational for the whole of the previous corresponding period.

3.	Weighted average number of ordinary shares

EPS and HEPS increased notwithstanding the impact on the Current Reporting Period of the issuance of 168,158,944 shares to Sibanye Stillwater Limited at an aggregate subscription price of R1,085,590,116, on 22 January 2020. The weighted average number of ordinary shares for the Current Reporting Period increased by 24% to 855,113,791 from 686,954,847 in the previous corresponding period.

Liquidity

As at 31 December 2020, DRDGOLD's cash and cash equivalents was R2,169.4 million (30 June 2020: R1,715.1 million), with a revolving credit facility with ABSA Bank Limited of R200 million, available if needed. The Group remains free of any bank debt as at 31 December 2020 (30 June 2020: Rnil). Liquidity is further enhanced by current high Rand gold price levels.

The financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company's auditors.

The condensed consolidated unreviewed interim results for the six months ended 31 December 2020 are expected to be published on or about 16 February 2021.

Johannesburg
1 February 2021

Sponsor
One Capital